May 5, 2011

Manulife Financial Corporation
200 Bloor Street East
Toronto, Ontario
M4W 1E5

Dear Sirs:

RE:	MANULIFE FINANCIAL CORPORATION (the “Company”) – Report of Voting Results of Matters Submitted to a Vote of Common Shareholders at the Annual Meeting of the Company held
May 5, 2011 (the “Meeting”)

The following matters were put to vote at the Meeting and pursuant to National Instrument 51-102, the report on the voting results are as follows:

1.	Election of Directors

A ballot was conducted for the resolution to elect directors of the Company until the next Annual Meeting.
The following nominees were elected as directors:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Linda B. Bammann	854,355,314	99.34	5,676,183	0.66
Joseph P. Caron	854,323,844	99.34	5,705,868	0.66
John M. Cassaday	770,678,435	89.61	89,353,565	10.39
Gail C. A. Cook-Bennett	795,268,063	92.47	64,769,479	7.53
Thomas P. d’Aquino	793,270,080	92.24	66,761,617	7.76
Richard B. DeWolfe	795,413,238	92.49	64,617,971	7.51
Robert E. Dineen, Jr.	795,620,765	92.51	64,411,235	7.49
Donald A. Guloien	796,584,571	92.62	63,447,256	7.38
Scott M. Hand	773,720,360	89.96	86,311,640	10.04
Robert J. Harding	854,286,355	99.33	5,745,343	0.67
Luther S. Helms	795,423,457	92.49	64,608,543	7.51
Donald R. Lindsay	854,264,436	99.33	5,766,773	0.67
Lorna R. Marsden	795,589,289	92.51	64,442,711	7.49
John R. V. Palmer	854,288,418	99.33	5,741,294	0.67
Hugh W. Sloan, Jr.	793,954,431	92.32	66,075,066	7.68

2.	Appointment of Auditor

A ballot was conducted for the resolution to appoint Ernst & Young LLP as auditor of the Company until the next Annual Meeting.  Ernst & Young LLP were appointed.

VOTES FOR	%	VOTES WITHHELD	%
900,707,407	99.25	6,794,473	0.75

3.	Advisory Resolution Accepting Approach to Executive Compensation

A ballot was conducted for the Advisory Resolution accepting approach to Executive Compensation.  The Advisory Resolution was approved.

VOTES FOR	%	VOTES AGAINST	%
710,297,070	82.59	149,742,039	17.41

4.	Shareholder Proposals

A ballot was conducted for shareholder proposal numbers 1and 2.  Each shareholder proposal was defeated.

		VOTES FOR	%	VOTES AGAINST	%	VOTES ABSTAIN	%
PROPOSAL NO. 1	Critical Mass of Qualified Women on the Board	72,750,608	8.52	761,074,785	89.13	20,058,516	2.35
PROPOSAL NO. 2	Pay Ratio	65,721,339	7.64	775,950,305	90.22	18,360,518	2.13

CIBC MELLON TRUST COMPANY

/s/Joyce Whitelaw
Senior Manager
Direct Dial:  (416) 643-5851